Sky Solar Holdings, Ltd.

Unit 402, 4th Floor, Fairmont House

No.8 Cotton Tree Drive, Admiralty

Hong Kong Special Administrative Region

People’s Republic of China

October 11, 2017

VIA EDGAR

William H. Thompson, Accounting Branch Chief Office of Consumer Products
Yolanda Guobadia
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	Re: Sky Solar Holdings, Ltd. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2016 (the “2016 20-F”) Filed May 15, 2017 File No. 1-36703

Dear Mr. Thompson and Mr. Guobadia:

The Company has received the letter dated September 28, 2017 from the staff of the Securities and Exchange Commission regarding the Company’s 2016 20-F. The Company would like to request an extension of the deadline for responding to the letter due to public holidays in China in October. The Company will provide its response to the letter via EDGAR as soon as possible, and in any event no later than October 26, 2017.

***

If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at +1 973 788-5060 or +1 973 462-3788 or the Company’s U.S. counsel, Shuang Zhao of Cleary Gottlieb Steen & Hamilton LLP at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

By:	/s/ Andrew Wang
Name: Andrew Wang
Title: Chief Financial Officer

cc:        Hao Wu, Chairman of the board of directors, Sky Solar Holdings, Ltd.

Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP